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                                                            EXHIBIT 99.(a)(1)(G)

CENDANT CORPORATION COMMENCES TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES OF CHEAP TICKETS, INC. COMMON STOCK AT $16.50 PER SHARE

NEW YORK and HONOLULU, Aug. 23 -- Cendant Corporation (NYSE: CD) and Cheap Tickets, Inc. (Nasdaq: CTIX) announced that Diamondhead Acquisition Corporation, a wholly owned subsidiary of Cendant, is commencing today a cash tender offer for all of the outstanding shares of common stock of Cheap Tickets at a price of $16.50 per share. The tender offer is being made pursuant to an Offer to Purchase, dated August 23, 2001, and in connection with an Agreement and Plan of Merger dated as of August 13, 2001 among Cendant, Diamondhead and Cheap Tickets. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, September 21, 2001.

Certain stockholders owning approximately 47% of the outstanding common stock of Cheap Tickets have agreed with Cendant to tender their shares in the tender offer.

Following completion of the tender offer and receipt of stockholder approval, if required, Cendant intends to consummate a merger in which Diamondhead will be merged with and into Cheap Tickets. Cheap Tickets will then be a wholly owned subsidiary of Cendant. Any remaining Cheap Tickets stockholders will receive the same cash price paid in the tender offer.

The Board of Directors of Cheap Tickets has unanimously approved the Merger Agreement and recommends that Cheap Tickets stockholders accept the offer and tender their shares.

The tender offer is subject to conditions, including tender of that number of shares of Cheap Tickets common stock that, when added to the shares beneficially owned by Cendant, if any, represents at least a majority of the outstanding common stock of Cheap Tickets on a fully diluted basis, expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or under applicable foreign merger control regulations, and to other customary conditions.

The Depositary for the tender offer is Mellon Investor Services, L.L.C., 85 Challenger Road, Ridgefield Park, NJ 07660.

The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004.

Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 57,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.
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More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at http://www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

Cheap Tickets is a leading seller of discount leisure travel products, with the majority of sales derived from non-published and published airline tickets both on-line and off-line. Cheap Tickets is one of the leading on-line travel agencies, with over 3 million unique visitors per month. On average, Cheap Tickets sells one ticket every 10.5 seconds. For 2001, Cheap Tickets expects its annual gross travel bookings to exceed $800 million, and to generate in excess of 8 million Global Distribution System (GDS) segments through 2.6 million transactions. The company was founded in 1986 as a traditional travel agency, and since launching its website in October 1997, Cheap Tickets has been successful in deriving approximately 40 percent of its gross travel bookings from its Internet channel.

Statements in this release which are not historical facts or information constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Cendant and Cheap Tickets caution that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-K/A for the year ended December 31, 2000, Form 10-Q for the quarter ended March 31, 2001 and subsequently filed periodic reports, and in Cheap Tickets' Form 10-K for the fiscal year ended December 31, 2000, Form 10-Q for the fiscal quarter ended March 31, 2001 and subsequently filed periodic reports, if any.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Cheap Tickets. The tender offer is being made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, because they contain important information. The tender offer statement will be filed by Cendant with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Cheap Tickets with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Cendant and Cheap Tickets at the SEC's website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Georgeson Shareholder Communication Inc., 17 State Street, 10th Floor, New York, New York 10004, or by calling toll free
(800) 223-2064.

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